UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

SALARY.COM, INC.

(Name of Subject Company)

SALARY.COM, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

794006106

(CUSIP Number of Class of Securities)

Paul R. Daoust

President and Chief Executive Officer

Salary.com, Inc.

160 Gould Street

Needham, Massachusetts 02494

(781) 851-8000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Stuart M. Cable, Esq.

James A. Matarese, Esq.

Goodwin Procter LLP

Exchange Place

Boston, Massachusetts 02109

(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on September 2, 2010 (as amended or supplemented from time to time, the “Schedule 14D-9”) by Salary.com, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Spirit Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Kenexa Corporation, a Pennsylvania corporation (“Parent”), to purchase all of the outstanding common stock, par value $0.0001 per share, of the Company (collectively, the “Shares”) at a purchase price of $4.07 per Share, net to the seller thereof in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated September 2, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings given in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.	Additional Information

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following heading and paragraphs immediately preceding the heading “Cautionary Note Regarding Forward-Looking Statements”:

“Expiration of the Offer”

“The Offer expired at 12:00 midnight, New York City Time, at the end of the day on September 30, 2010 (the “Expiration Time”). Based on the final information provided by the depositary for the Offer, as of the Expiration Time, 15,633,332 Shares had been validly tendered and not withdrawn from the Offer, representing approximately 86.8% of the outstanding Shares (79.3% of the outstanding Shares on a fully diluted basis). Additionally, the depositary for the Offer has advised the parties that an additional 1,003,862 Shares have been tendered by notice of guaranteed delivery. Purchaser has accepted for payment all Shares validly tendered in the Offer.”

“Pursuant to the terms of the Merger Agreement, Purchaser will exercise the Top-Up Option to purchase directly from the Company 21,067,796 Shares at a purchase price of $4.07 per Share. These Shares represent the number of Shares sufficient, when added to the number of Shares purchased by Purchaser in the Offer, to give Purchaser ownership of one Share more than 90% of the Company’s then outstanding Shares on a fully diluted basis.”

“As promptly as practicable following the exercise of the Top-Up Option, Purchaser will be merged with and into the Company through a short-form merger under Delaware law, with the Company continuing as the Surviving Corporation and a wholly owned subsidiary of Parent. By virtue of the Merger, each issued and outstanding Share (other than any Shares owned by

Parent or Purchaser, any Shares owned by the Company and any Shares owned by stockholders who have properly exercised their appraisal rights under Delaware law) will be automatically converted into the right to receive $4.07 per Share in cash, without interest and less any required withholding taxes, which is the same amount per Share that was paid in the Offer. Following the Merger, the Shares will no longer be listed on the Nasdaq Capital Market.”

“On October 1, 2010, Parent issued a press release announcing the expiration of the Offer. A copy of the press release is filed as Exhibit (a)(5)(F) hereto and is incorporated herein by reference.”

Item 9.	Exhibits

Item 9 (“Exhibits”) of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

“(a)(5)(F) Press Release issued by Parent, dated October 1, 2010 (incorporated by reference to Exhibit (a)(1)(J) to the Schedule TO of Purchaser and Parent filed with the SEC on September 2, 2010).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Salary.com, Inc.

By:	/S/ BRYCE CHICOYNE
Name:	Bryce Chicoyne
Title:	Senior Vice President and Chief Financial Officer

Dated: October 1, 2010